FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of December, 2006
                                15 December, 2006




                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                              Form 20-F X Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Press Announcement released on 15 December, 2006





NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR ANY JURISDICTION WHERE TO
     DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH
                                  JURISDICTION


                             RECOMMENDED CASH OFFER

                                       by

                              SKY HOLDINGS LIMITED

                          a wholly-owned subsidiary of

                       BRITISH SKY BROADCASTING GROUP PLC

                                      for

                              365 MEDIA GROUP PLC

Summary

* The Boards of Sky Holdings and 365 Media are pleased to announce today that they have agreed the terms of a recommended cash offer, to be made by Sky Holdings, a wholly-owned subsidiary of Sky, for the entire issued and to be issued share capital of 365 Media.

* The Offer is 68 pence in cash for each 365 Media Share, valuing the entire issued share capital of 365 Media at approximately GBP96 million and the fully diluted share capital of 365 Media at approximately GBP103 million.

*   The Offer represents a premium of approximately:
       - 23 per cent. to the Closing Price of 55.5 pence for each 365 Media Share on 4 October 2006, the last dealing day prior to the commencement of the offer period

       - 6 per cent. to the Closing Price of 64 pence for each 365 Media Share on 14 December 2006, the last dealing day prior to the date of this announcement.

* As an alternative to all or some of the cash consideration of 68 pence per 365 Media Share, holders of 365 Media Shares (other than Restricted Overseas Persons) who validly accept the Offer may elect to receive Loan Notes on the basis of GBP1 nominal of Loan Notes for every GBP1 cash consideration.

The 365 Media Directors, who have been so advised by UBS, consider the terms of the Offer to be fair and reasonable. In providing advice to the 365 Media Directors, UBS has taken into account the commercial assessments of the 365 Media Directors. Accordingly, the Board of 365 Media intends to unanimously recommend that 365 Media Shareholders accept the Offer, as the 365 Media Directors have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial interests and holdings.

Sky Holdings has received irrevocable undertakings to accept the Offer from the 365 Media Directors and certain other 365 Media Shareholders in respect of, in aggregate, 43,497,498 shares in 365 Media, representing approximately 30.7 per cent. of the issued share capital of 365 Media. Further details of the irrevocable undertakings are set out in Appendix II.

The acquisition of 365 Media enhances Sky's existing online strategy, adding to its portfolio of online assets and increasing its exposure to high growth revenue streams. The acquisition of 365 Media will bring Sky:

    * an extensive portfolio of websites, including TEAMtalk.com, SportingLife.com, Planet-Rugby.com, PlanetF1.com, Football365.com, Golf365.com, Rivals.net and Cricket365.com. These sites cover a wide range of sports and their differentiated style and branding makes them complementary to Sky Sports' existing websites. 365 Media's websites have:

              -   over 9 million monthly users

              -   user bases and brands developed over several years

              - a strong community element which Sky believes represents an area of significant opportunity

              - mobile distribution deals for content which support Sky's multi-platform approach to delivery

    * greater presence in the UK's online sector, leading to improved exposure to the fastest growing segment of the UK's advertising market; according to the Internet Advertising Bureau, UK online advertising revenue grew by 40 per cent. in the first six months of 2006

    * a broader platform to promote Sky's gaming and betting activities as well as Sky's other sports related offerings

    *      over 60,000 additional betting and gaming customers

    * a profitable business, which recorded a 16 per cent. year on year increase in gross profit for the six months ended 30 June 2006

    * a positive net cash balance; 365 Media reported net funds of GBP12 million as at 30 June 2006.

The acquisition by Sky of 365 Media is expected to result in significant synergies relative to current profitability of the 365 Media business, including marketing efficiencies and the consolidation of supply arrangements for sports news. In consequence, the acquisition is currently expected to:

    *      immediately enhance earnings before integration costs

    * be neutral to earnings after integration costs in the financial year to 30 June 2007

    * generate returns at a rate in excess of Sky's cost of capital within three years (post tax and integration costs)

    *      deliver an internal rate of return in excess of 20 per cent.

The Offer Document and Form of Acceptance are being posted today to 365 Media Shareholders (and, for information only, to 365 Media Optionholders), although the Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan. Copies of the Offer Document and the Form of Acceptance are available from Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX and from Lazard at 50 Stratton Street, London W1J 8LL.

Commenting on the Offer, Sky's Chief Financial Officer, Jeremy Darroch, said:

"The acquisition of 365 Media will contribute to Sky's aim of being a leading provider of online sports and gaming services. Bringing together 365 Media's extensive network of sports and gaming websites with our own Sky Sports and SkyBet businesses will allow us to reach a broader audience. This will give us greater presence in online advertising and will position us to take full advantage of growing opportunities in gaming. This combination moves forward our strategy of serving customers with high quality content and services across multiple platforms."

Commenting on the Offer, 365 Media's Executive Chairman, Peter Dubens, said:

"Since  the  admission  of 365 Media to AIM in August  2001,  we have  created a significant player in sports websites and online gaming. We acquired extremely good online brands in the aftermath of the dotcom crash, including websites such as Planet-Rugby.com, Football365.com, SportingLife.com, TEAMtalk.com and Cricket365.com and an odds comparison website (Oddschecker.com). We are now one of the largest online sports networks in Europe, attracting over 9 million discerning and dedicated sports fans per month to our network of websites. Through a strategy of acquisitions combined with organic growth, the market capitalisation of the business has increased from GBP7.55 million on our admission to AIM in August 2001 to GBP96 million at the Offer Price and I believe this Offer recognises the value of the company which has been carefully and prudently created in the last five years."

Commenting on the Offer, 365 Media's Chief Executive Officer, Eric Semel, said:

"365 Media has grown from a small online sports book into a substantial online presence across Europe, with a broad reach of online gaming and betting products together with a network of leading online sports brands. I would like to thank all the staff who have contributed to creating the company as it now stands, without whom it would not have been possible."

ENQUIRIES

Sky

Analysts / Investors:
Andrew Griffith
Robert Kingston
+44 (0)20 7705 3000

Press:
Robert Fraser
+44 (0)20 7705 3000

Lazard & Co., Limited (Financial Adviser to Sky)
Peter Warner
Sarah Carter
+44 (0)20 7187 2000

Merrill Lynch International (Broker to Sky)
Mark Astaire
Peter Brown
+44 (0)20 7628 1000

Finsbury
Alice Macandrew
Guy Lamming
+44 (0)20 7251 3801

365 Media
Peter Dubens, Executive Chairman
+44 (0)20 7766 6909

UBS Investment Bank (Financial Adviser to 365 Media)
Jason Katz
Jonathan Evans
+44 (0)20 7567 8000

Financial Dynamics
Edward Bridges
Juliet Clarke
Hannah Sloane
+44 (0)20 7831 3113

This summary should be read in conjunction with, and is subject to, the full text of this announcement. Terms used in this summary shall have the meaning given to them in the full announcement.

The conditions to which the Offer is subject are set out in Appendix I to this announcement. Appendix III to this announcement contains definitions of certain expressions used in this announcement.

For further information on Sky and 365 Media, please see www.sky.com and www.365mediagroup.co.uk, respectively.

This announcement does not constitute, or form part of, an offer or solicitation of any offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Any acceptance or other response to the Offer should be made on the basis of the information contained in the Offer Document and Form of Acceptance.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. In particular, as described in Appendix I, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, copies of this announcement and any other documents related to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan, and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send such documents in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

The Loan Notes that may be issued pursuant to the Offer are not, and will not be, registered under the US Securities Act or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction. In addition, the relevant clearances and registrations have not been, and will not be, sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction.

Further details in relation to overseas shareholders are contained in the Offer Document.

This announcement contains certain forward-looking statements, including statements regarding Sky Holdings' plans, objectives and expected performance. Such statements relate to events and depend on circumstances that will occur in the future and are subject to risks, uncertainties and assumptions. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements, including, among others, the enactment of legislation or regulation that may impose costs or restrict activities; the re-negotiation of contracts or licences; fluctuations in demand and pricing in the media industry; fluctuations in exchange controls; changes in government policy and taxations; industrial disputes; war and terrorism. These forward-looking statements speak only as at the date of this document.

Rule 8 Disclosures

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of 365 Media, all "dealings" in any "relevant securities" of 365 Media by such person (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of 365 Media, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all dealings in "relevant securities" of 365 Media, by Sky Holdings or 365 Media or by any of their respective "associates" (within the meaning of the Code), must be disclosed no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website.

If you are in doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel by telephone (+44 (0)20 7638 0129) or by fax (+44 (0)20 7236
7013).

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to Sky and Sky Holdings and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Sky and Sky Holdings for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as broker to Sky and Sky Holdings and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Sky and Sky Holdings for providing the protections afforded to clients of Merrill Lynch nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

UBS is acting exclusively as financial adviser to 365 Media and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than 365 Media for providing the protections afforded to clients of UBS nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.




 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR ANY JURISDICTION WHERE TO
     DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH
                                  JURISDICTION



                             RECOMMENDED CASH OFFER

                                       by

                              SKY HOLDINGS LIMITED

                          a wholly-owned subsidiary of

                       BRITISH SKY BROADCASTING GROUP PLC

                                      for

                              365 MEDIA GROUP PLC


    1.    Introduction

          The Boards of Sky Holdings and 365 Media announced today the terms of a recommended cash offer, to be made by Sky Holdings, a wholly-owned subsidiary of Sky, for the entire issued and to be issued ordinary share capital of 365 Media.

    2.    The Offer

          The Offer, which is on the terms and conditions set out in Appendix I to this announcement and is subject to the further terms set out in the Offer Document and the Form of Acceptance, is being made on the following basis:

                for each 365 Media Share                68 pence in cash

          The Offer values the entire issued share capital of 365 Media at approximately GBP96 million.

          The Offer represents a premium of approximately 23 per cent. to the Closing Price of 55.5 pence for each 365 Media Share on 4 October 2006, the last dealing day prior to the commencement of the offer period, and a premium of approximately 6 per cent. to the Closing Price of 64 pence for each 365 Media Share on 14 December 2006, the last dealing day prior to the date of this announcement.

          The Offer values the fully diluted share capital of 365 Media at approximately GBP103 million assuming full exercise of all outstanding options under the 365 Media Share Option Schemes and of all other subscription rights. This is based on 141,809,292 shares in 365 Media in issue at the date of this announcement and 10,162,104 shares in 365 Media which are the subject of options or subscription rights, including options under the 365 Media Share Option Schemes.

    3.    The Loan Note Alternative

          As an alternative to all or part of the cash consideration to which they would otherwise be entitled under the Offer, accepting 365 Media Shareholders, other than Restricted Overseas Persons, will, subject to the conditions and further terms set out in the Offer Document and the Form of Acceptance, be entitled to elect to receive Loan Notes to be issued by Sky Holdings on the following basis:

          for each GBP1 of cash consideration         GBP1 nominal of Loan Notes

          The Loan Notes will be issued by Sky Holdings, credited as fully paid, in amounts and integral multiples of GBP1 and the balance of any entitlement that is not a whole multiple of GBP1 will be disregarded and not issued. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Sky Holdings and will be guaranteed as to payment of principal and interest by The Royal Bank of Scotland plc. The Loan Notes will bear interest at a rate of 1 per cent. below twelve-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by yearly instalments in arrears (less any tax where deduction thereof is required by law) on 31 December in each year up to and including 31 December 2009 (each an "interest payment date"). The first payment of interest will be made on the First Payment Date. On the First Payment Date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) the First Payment Date. The Loan Notes will be redeemable, on not less than 14 days' notice, in whole for cash at par at the option of noteholders on a date being either 30 June or 31 December in any year between the first date on which all of the relevant holding of Loan Notes has been in issue for more than six months and 31 December 2009 (both dates inclusive) (a "redemption date").

          Unless Sky Holdings decides otherwise, no Loan Notes will be issued by Sky Holdings unless the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds GBP5 million. If such aggregate nominal value is less than GBP5 million, any such election shall, unless Sky Holdings decides otherwise, be void and the relevant 365 Media Shareholders will be deemed to have elected for cash. Sky Holdings may redeem all (but not some only) of the Loan Notes (so long as they have all been in issue for at least 6 months) if at any time less than GBP5 million of the Loan Notes remains outstanding. Sky Holdings may purchase any Loan Notes which have been in issue for more than 6 months at a price by tender available to all holders of Loan Notes alike, or otherwise by agreement with any holders of Loan Notes. The Loan Notes may be redeemed in accordance with their terms. If not previously redeemed, the final redemption date will be 31 December 2009. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest (less any tax where deduction thereof is required by law) on that date. In relation to any redemption date falling on or after the first anniversary of the date of issue of each of the relevant Loan Notes, the Loan Notes may be redeemed, at the option of the holder or the issuer, in US dollars. The Loan Notes will not be transferable (other than by a noteholder to a spouse/civil partner, parent, child, certain family members or a family trust of any of them) and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

          The Loan Notes that may be issued in connection with the Offer are not and will not be registered under the US Securities Act or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction.

          In addition, the relevant clearances and registrations have not been, and will not be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to any residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of that jurisdiction.

          The Loan Note Alternative is conditional upon the Offer becoming or being declared unconditional in all respects. The Loan Note Alternative will remain open for acceptance for as long as the Offer remains open for acceptance.

          Merrill Lynch has advised that, based on market conditions on 14 December 2006 (being the latest practicable date prior to this announcement), in its opinion the value of the Loan Notes (if the Loan Notes had then been in issue) would have been not less than 99 pence per GBP1 nominal value.

          Further details of the Loan Notes are contained in the Offer Document.

    4.    Terms and Conditions of the Offer

          365 Media Shares will be acquired pursuant to the Offer fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including voting rights and, without limitation, the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement. The conditions and certain further terms of the Offer are set out or referred to in Appendix I.

    5.    Recommendation

          The 365 Media Directors, who have been so advised by UBS, consider the terms of the Offer to be fair and reasonable. In providing advice to the 365 Media Directors, UBS has taken into account the commercial assessments of the 365 Media Directors. Accordingly, the Board of 365 Media intends to unanimously recommend that 365 Media Shareholders accept the Offer, as the 365 Media Directors have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial interests and holdings.

    6.    Irrevocable undertakings

          Sky Holdings has received irrevocable undertakings to accept (or procure the acceptance of) the Offer from the 365 Media Directors in respect of their entire beneficial shareholdings amounting to, in aggregate, 23,562,337 shares in 365 Media, representing approximately
          16.6 per cent. of the issued share capital of 365 Media. These undertakings to accept the Offer are also binding in the event of a competing offer being made for 365 Media.

          Sky Holdings has also received irrevocable undertakings to accept (or procure the acceptance of) the Offer from certain other 365 Media Shareholders as follows:

          365 Media Shareholder          Approximate number          Approximate percentage of
          providing irrevocable          of 365 Media Shares         365 Media Shares in issue
          undertaking

          ENIC Gaming Limited                   12,000,000                       8.5
          Centrecourt Ventures Inc                 990,777                       0.7
          UBS Global Asset Management            4,502,184                       3.2
          (UK) Ltd
          The Conversion Master Fund             2,442,200                       1.7
          Limited

          Total:                                19,935,161                      14.1

          The undertakings to accept the Offer from ENIC Gaming Limited and Centrecourt Ventures Inc are also binding in the event of a competing offer being made for 365 Media. The undertaking to accept the Offer from UBS Global Asset Management (UK) Limited will cease to be binding if an offer is announced the value of which is five per cent. or more per 365 Media Share greater than the Offer. The undertaking to accept the Offer from The Conversion Master Fund Limited will cease to be binding if any higher offer is announced.

          Accordingly, Sky Holdings has received irrevocable undertakings to accept (or procure the acceptance of) the Offer in respect of, in aggregate, 43,497,498 shares in 365 Media, representing approximately
          30.7 per cent. of the issued share capital of 365 Media.

          Further details of the irrevocable undertakings are set out in Appendix II.

    7.    Background to and reasons for recommendation of the Offer

          Since 365 Media's admission to AIM in August 2001 at a price of 25 pence per share, 365 Media has delivered significant value for shareholders. The management team has successfully developed the business, both organically and through a series of acquisitions, creating a network of leading online sports brands and integrating these with the online gaming business. This has culminated in the recent decision by the Board to change the company name to 365 Media Group plc, which better reflects the core activities and value of the 365 Media Group.

          Whilst the Board of 365 Media believes that the current business model will grow in strength and value, the Board of 365 Media believes that the terms of the Offer represent an attractive opportunity for 365 Media Shareholders to realise their investment for cash today at a premium to the prevailing share price. Accordingly, the Board of 365 Media intends unanimously to recommend the transaction to shareholders.

    8.    Background to and reasons for the Offer

          Sky's strategy includes the expansion of its range of online products and services as part of its aim of increasing choice and giving control to its customers. 2006 has already seen the successful launches of Sky Broadband and Sky Anytime as well as the announcement by Sky of a broadband alliance with Google. The UK online sector is growing fast and is forecast to account for a much greater share of advertising revenue in the future than it does today.

          Through the acquisition of 365 Media, Sky will gain access to an extensive network of sports websites which cover all major sports and have particularly strong community features. The 365 Media sports websites have over 9 million monthly users and have developed a loyal user base over several years of operation. The 365 Media portfolio provides access to brands and user experiences that differ from Sky Sports' existing offering and are therefore highly complementary to Sky's existing sports websites. The acquisition supports Sky's strategy of providing a content rich experience for its customers across a range of media including on television, the Internet and on mobile devices.

          The 365 Media sports websites will provide an enhanced platform to promote the enlarged group's gaming and betting activities as well as Sky's other offerings aimed at the sports fan including Sky's sports channels and Sky's HD product. 365 Media has already been successful in channelling traffic from its sports websites to its betting and gaming business.

          Sky currently operates a gaming and betting business, SkyBet. The addition of 365 Media's gaming and betting customers will be of value to SkyBet, which is already growing strongly and reported a 43 per cent. increase in revenue for the three months ended 30 September 2006 compared to the same period in 2005. 365 Media's gaming division reported operating profit of GBP0.3 million for the six months ended 30 June 2006.

    9.    Information on Sky

          The BSkyB Group currently owns, operates and distributes 18 television channels including Sky One, Sky Sports, Sky News and Sky Movies. In addition, the BSkyB Group currently retails 128 third party television channels and holds equity interests in a number of joint venture channels.

          At 30 September 2006, there were approximately 8,258,000 DTH subscribers to the BSkyB Group television service, and approximately 3,857,000 subscribers to the cable operators to whom the BSkyB Group supplies certain of its channels, in the UK and Ireland.

          In its audited accounts for the year ended 30 June 2006, the BSkyB Group reported turnover of GBP4,148 million and profit on ordinary activities before taxation of GBP798 million. Sky reports fixed odds betting revenue as the total amounts staked by customers less customer winnings. As at 30 June 2006, the BSkyB Group had net assets of GBP121 million.

          Sky Holdings is a wholly-owned subsidiary of Sky. In January 2006, Sky Holdings acquired Easynet Group plc for an aggregate cash consideration of approximately GBP211 million. In November 2006, Sky Holdings acquired 696 million ordinary shares in ITV plc for an aggregate cash consideration of approximately GBP940 million.

   10.    Information on 365 Media

          365 Media is a leading provider of sports websites and online gaming in the UK. Since its admission to AIM in August 2001, 365 Media has pursued an active acquisition strategy and now owns and operates 20 sports websites including Planet-Rugby.com, PlanetF1.com, Football365.com, Golf365.com, Rivals.net, SportingLife.com, TEAMtalk.com and Cricket365.com, an odds comparison website (Oddschecker.com) and four wagering websites, ukbetting.com, totalbet.com, Goldbet.com and ClubonthePark.com. 365 Media employs over 270 people.

          In the financial year ended 31 December 2005, 365 Media achieved turnover of GBP118.8 million (2004, GBP85.6 million) and a loss on ordinary activities before taxation of GBP1.1 million (2004, loss of GBP6.9 million). 365 Media reports fixed odds betting revenue as the total amounts staked by customers. For the six months to 30 June 2006, 365 Media achieved turnover of GBP62.4 million (2005, GBP55.5 million) and a profit on ordinary activities before taxation of GBP0.2 million (2005, loss of GBP0.4 million).

          365 Media is aware that the Unlawful Internet Gambling Enforcement Act of 2006 was passed into Federal Law in the US in October 2006, which makes it a criminal offence to accept financial transactions to facilitate "unlawful Internet gambling" from the US. This legislation expressly addresses online gambling and, in combination with pre-existing Federal Law, purports to prohibit businesses located outside of the United States taking bets or game wagers from US residents. The illegality of Internet betting and gaming in the US derives, under Federal Law, from the Wire Wager Act of 1961, which prohibits betting on any sporting event or contest over a "wire communication" facility. Other Federal Statutes may be applicable as well. The US authorities have taken the view that all forms of online gambling are illegal under US law.

          Prior to the new legislation, 365 Media had recognised that there were already certain risks arising under existing US law and accordingly has not in the past accepted bets in any form from the US. 365 Media has put in place policies to ensure that US law is not breached in relation to any of its online gaming and betting activities, which include ensuring that its betting and gaming products are not available to US residents. These policies have been, and continue to be, strictly enforced.

          365 Media acquired ukbetting.com Limited from ENIC Gaming Limited ("ENIC") in 2001. As part of the consideration for the acquisition, 365 Media agreed to pay ENIC deferred consideration on the achievement of certain turnover thresholds by ukbetting.com Limited and derived from its client base. 365 Media and ENIC have entered into a settlement agreement to resolve disputes relating to the level of turnover achieved, pursuant to which 365 Media has agreed to pay ENIC GBP625,000 in cash and to issue and allot 2,500,000 shares in 365 Media to ENIC by way of deferred consideration. This agreement is not conditional upon the Offer becoming or being declared unconditional. ENIC has also exercised a right to subscribe for 3,500,000 shares in 365 Media at a price of 25 pence per share.

   11.    Management and employees

          Sky Holdings attaches great importance to the skills and experience of the existing employees of 365 Media and believes that opportunities for them will be enhanced in the event that the Offer becomes or is declared unconditional in all respects.

          Sky Holdings intends that the existing employment rights of the management and employees of 365 Media will be safeguarded upon the Offer becoming or being declared unconditional in all respects. Sky Holdings has given assurances that it will honour the existing pension rights of 365 Media employees upon the Offer becoming or being declared unconditional in all respects.

          Sky Holdings does not anticipate any adverse change in the conditions of employment of 365 Media Group's employees nor any significant changes to the principal locations of 365 Media Group's businesses.

          The 365 Media Directors will resign as directors of 365 Media upon the Offer becoming or being declared unconditional in all respects.

          Peter Dubens and Eric Semel have indicated to Sky Holdings that, upon the Offer becoming or being declared unconditional in all respects, they will resign their positions as Executive Chairman and Chief Executive Officer of 365 Media respectively but will remain as employees of 365 Media for a fixed period to 1 July 2008 and otherwise on materially the same terms and conditions as their existing service contracts save that they shall cease to be entitled to their existing remuneration and benefits and will receive a reduced salary from 365 Media commensurate with their revised duties and hours of work to be agreed.

          Sky Holdings has not taken any decision in relation to the future involvement in the 365 Media Group's businesses of the other members of 365 Media's senior management team following the Offer becoming or being declared unconditional in all respects. As at the date of this document, none of those individuals has served notice on 365 Media or indicated their intention to do so as a consequence of the Offer. Sky Holdings intends to hold discussions with all members of the senior management of 365 Media regarding their future involvement in the businesses of the 365 Media Group.

          Sky Holdings does not currently anticipate that the Offer, if successful, will have any significant adverse impact upon its own employees.

          In addition, your attention is drawn to paragraph 8 of this announcement, which sets out details of the background to the Offer and Sky Holdings' future strategy and intentions in respect of the businesses of the 365 Media Group.

   12.    365 Media Share Option Schemes

          The Offer is being extended to any 365 Media Shares which are issued or unconditionally allotted prior to the date on which the Offer closes (or, subject to the Code, by such earlier date as Sky Holdings may decide) pursuant to the exercise of options granted under the 365 Media Share Option Schemes or otherwise.

          If the Offer becomes or is declared unconditional in all respects, to the extent options remain unexercised or have not lapsed, it is intended that Sky Holdings will in due course make appropriate proposals to the participants in the 365 Media Share Option Schemes.

   13.    Financing of the Offer

          The Offer will be financed from the BSkyB Group's existing cash resources.

          Lazard is satisfied that Sky Holdings has the necessary financial resources available to satisfy full acceptance of the Offer. Full acceptance of the Offer, assuming exercise of all outstanding options under the 365 Media Share Option Schemes and other outstanding subscription rights, would involve a maximum cash payment of approximately GBP103 million.

   14.    Compulsory acquisition and cancellation of trading

          Upon the Offer becoming or being declared unconditional in all respects and sufficient acceptances having been received, Sky Holdings intends to apply the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining 365 Media Shares on the same terms as the Offer. If the Offer becomes or is declared unconditional in all respects then Sky Holdings intends to procure the making of an application by 365 Media to the London Stock Exchange for the cancellation of the admission of 365 Media Shares to AIM in accordance with Rule 41 of the AIM Rules. Such cancellation of admission will take effect no earlier than 20 business days after (a) Sky Holdings has, by virtue of its shareholding (if any) and acceptances under the Offer, acquired or agreed to acquire 75 per cent. of the issued share capital of 365 Media or (b) the first date of issue of compulsory acquisition notices under section 429 of the Companies Act. The cancellation of the admission of 365 Media Shares to AIM will reduce the liquidity and marketability of all 365 Media Shares in respect of which acceptances of the Offer are not submitted.

   15.    Offer Document and Form of Acceptance

          The Offer Document and Form of Acceptance are being posted today to 365 Media Shareholders (and, for information purposes, to 365 Media Optionholders), although the Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan. Copies of the Offer Document and the Form of Acceptance are available from Lloyds TSB Registrars at 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX and from Lazard at 50 Stratton Street, London W1J 8LL.

          If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

   16.    General

          Neither Sky Holdings, nor any of its directors, nor to the best of Sky Holdings' knowledge and belief, any person acting in concert with Sky Holdings is interested in or has any rights to subscribe for any 365 Media Shares or has borrowed or lent any 365 Media Shares nor does any such person have any short position whether conditional or absolute and whether in the money or otherwise (including a short position under a derivative) or any arrangement in relation to 365 Media
          Shares. For these purposes "interest" includes any long economic exposure, whether conditional or absolute, to changes in the price of securities and a person is treated as having an "interest" by virtue of the ownership or control of securities or by virtue of any option (including traded options) in respect of, or derivative referenced to, securities and "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of 365 Media Shares and also includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature relating to 365 Media Shares which may be an inducement to deal or refrain from dealing in such securities.


ENQUIRIES

Sky

Analysts / Investors:
Andrew Griffith
Robert Kingston
+44 (0)20 7705 3000

Press:
Robert Fraser
+44 (0)20 7705 3000

Lazard & Co., Limited (Financial Adviser to Sky)
Peter Warner
Sarah Carter
+44 (0)20 7187 2000

Merrill Lynch International (Broker to Sky)
Mark Astaire
Peter Brown
+44 (0)20 7628 1000

Finsbury
Alice Macandrew
Guy Lamming
+44 (0)20 7251 3801

365 Media
Peter Dubens, Executive Chairman
+44 (0)20 7766 6909

UBS Investment Bank (Financial Adviser to 365 Media)
Jason Katz
Jonathan Evans
+44 (0)20 7567 8000

Financial Dynamics
Edward Bridges
Juliet Clarke
Hannah Sloane
+44 (0)20 7831 3113

The conditions to which the Offer is subject are set out in Appendix I to this announcement. Appendix III to this announcement contains definitions of certain expressions used in this announcement.

For further information on Sky and 365 Media, please see www.sky.com and www.365mediagroup.co.uk, respectively.

This announcement does not constitute, or form part of, an offer or solicitation of any offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Any acceptance or other response to the Offer should be made on the basis of the information contained in the Offer Document and Form of Acceptance.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. In particular, as described in Appendix I, the Offer will not be made directly or indirectly into the United States, Canada, Australia or Japan. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, copies of this announcement and any other documents related to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan, and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send such documents in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

The Loan Notes that may be issued pursuant to the Offer are not, and will not be, registered under the US Securities Act or under the relevant securities laws of any state, district or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered, sold or resold in, into or from the United States (or to any residents thereof) if to do so would constitute a violation of the relevant laws of such jurisdiction. In addition, the relevant clearances and registrations have not been, and will not be, sought to enable the Loan Notes to be offered in compliance with the applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from Canada, Australia or Japan (or to any resident thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws of such jurisdiction.

Further details in relation to overseas shareholders are contained in the Offer Document.

This announcement contains certain forward-looking statements, including statements regarding Sky Holdings' plans, objectives and expected performance. Such statements relate to events and depend on circumstances that will occur in the future and are subject to risks, uncertainties and assumptions. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements, including, among others, the enactment of legislation or regulation that may impose costs or restrict activities; the re-negotiation of contracts or licences; fluctuations in demand and pricing in the media industry; fluctuations in exchange controls; changes in government policy and taxations; industrial disputes; war and terrorism. These forward-looking statements speak only as at the date of this document.

Rule 8 Disclosures

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of 365 Media, all "dealings" in any "relevant securities" of 365 Media by such person (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of 365 Media, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all dealings in "relevant securities" of 365 Media, by Sky Holdings or 365 Media or by any of their respective "associates" (within the meaning of the Code), must be disclosed no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website.

If you are in doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel by telephone (+44 (0)20 7638 0129) or by fax (+44 (0)20 7236
7013).

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to Sky and Sky Holdings and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Sky and Sky Holdings for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as broker to Sky and Sky Holdings and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Sky and Sky Holdings for providing the protections afforded to clients of Merrill Lynch nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

UBS is acting exclusively as financial adviser to 365 Media and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than 365 Media for providing the protections afforded to clients of UBS nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.


                                   Appendix I

               Conditions and certain further terms of the Offer


The Offer which is being made by Sky Holdings, complies with the Code and is governed by English law and is subject to the jurisdiction of the courts of England. The Offer is being made on the terms and conditions set out in the Offer Document.

The Offer is subject to the following conditions:

a. valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on 5 January 2007 (or such later time(s) and/or date(s) as Sky Holdings may, with the consent of the Panel or in accordance with the Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Sky Holdings may decide) in nominal value of the 365 Media Shares to which the Offer relates, provided that this condition shall not be satisfied unless Sky Holdings and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, 365 Media Shares carrying, in aggregate, more than 50 per cent. of the voting rights then exercisable at a general meeting of 365 Media, including for this purpose to the extent (if any) required by the Panel, any such voting rights attaching to any 365 Media Shares that may be unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise, and for this purpose:

     i. the expression "365 Media Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F inclusive of the Companies Act;

     ii. the expression "shares that may be unconditionally allotted or issued" shall include any Treasury Shares which are unconditionally transferred or sold by 365 Media;

     iii.365 Media Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry on being entered into the register of members of 365 Media; and

     iv. valid acceptances shall be deemed to have been received in respect of 365 Media Shares which are treated for the purposes of section 429(8) Companies Act as having been acquired or contracted to be acquired by Sky Holdings by virtue of acceptances of the Offer;

b. the Office of Fair Trading (or if relevant the Secretary of State) confirming in terms satisfactory to Sky Holdings that the transaction does not qualify for investigation or issuing a decision, in terms satisfactory to Sky Holdings, that it is not its intention to refer the proposed acquisition of 365 Media by Sky Holdings or any matter arising therefrom to the Competition Commission and the deadline for appealing such a decision or any matter arising therefrom to the Competition Appeals Tribunal having expired without such an appeal having been made;

c.   one of the following events having occurred in Ireland:

     i. the Irish Competition Authority having informed Sky Holdings and 365 Media that it has determined, pursuant to section 21(2)(a) of the Irish Competition Act that the Offer and/or its implementation may be put into effect and the Minister for Enterprise, Trade and Employment not having directed the Irish Competition Authority to carry out an investigation under section 22 of the Irish Competition Act and the Irish Competition Authority not having informed Sky Holdings and 365 Media that it intends to carry out an investigation under section 22 of the Irish Competition Act; or

     ii. the period specified in section 19(1)(c) of the Irish Competition Act having elapsed without the Irish Competition Authority having informed Sky Holdings and 365 Media of the determination (if any) it has made under section 21(2)(a) or (b) of the Irish Competition Act;

d.   no  government  or  governmental,  quasi-governmental,   supranational,
     statutory, administrative or regulatory body, authority, court, trade agency, association, institution, environmental body or any other person or body in any jurisdiction (each a "Relevant Authority") having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, order or decision or taken any other steps and there not continuing to be outstanding any statute, regulation, order or decision, which would or might:

     i. make the Offer or the acquisition of any 365 Media Shares, or control of 365 Media by Sky Holdings void, illegal or unenforceable or otherwise restrict, restrain, prohibit, delay or interfere with the implementation thereof, or impose additional conditions or obligations with respect thereto, or require material amendment thereof or otherwise challenge or interfere therewith;

     ii. require or prevent the divestiture by 365 Media or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by the 365 Media Group or any partnership, joint venture, firm or company in which any member of the 365 Media Group may be interested (the "wider 365 Media Group") or by Sky or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by the BSkyB Group or any partnership, joint venture, firm or company in which any member of the BSkyB Group may be interested (the "wider BSkyB Group") of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses or own any of their assets or property;

     iii.impose any limitation on or result in a delay in the ability of any member of the wider 365 Media Group or wider BSkyB Group to acquire or to hold or to exercise effectively any rights of ownership of shares or loans or securities convertible into shares in any member of the wider 365 Media Group or of the wider BSkyB Group held or owned by it or to exercise management control over any member of the wider 365 Media Group or of the wider BSkyB Group;

     iv. require any member of the wider BSkyB Group or the wider 365 Media Group to acquire or offer to acquire any shares or other securities in any member of the wider 365 Media Group; or

     v. otherwise materially and adversely affect the assets, business, profits or prospects of any member of the wider BSkyB Group or of any member of the wider 365 Media Group;

     and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

e. all necessary notifications and filings having been made, all applicable waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Offer and the acquisition of any 365 Media Shares, or of control of 365 Media, by Sky Holdings, and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("Authorisations") necessary or appropriate in any jurisdiction for, or in respect of, the Offer and the proposed acquisition of any 365 Media Shares, or of control of 365 Media, by Sky Holdings and to carry on the business of any member of the wider BSkyB Group or of the wider 365 Media Group having been obtained, in terms and in a form satisfactory to Sky Holdings, from all appropriate Relevant Authorities and from any persons or bodies with whom any member of the wider BSkyB Group or the wider 365 Media Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time at which the Offer becomes unconditional in all respects and Sky Holdings having no knowledge of an intention or proposal to revoke, suspend or modify or not to renew any of the same and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

f. except as publicly announced by 365 Media prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or fairly disclosed in writing to Sky Holdings by 365 Media by reference to this condition prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit or other instrument to which any member of the wider 365 Media Group is a party or by or to which any such member or any of their assets is or may be bound, entitled or be subject to and which, in consequence of the Offers or the acquisition or proposed acquisition of any 365 Media Shares, or control of 365 Media, by Sky Holdings or otherwise, would or might reasonably be expected to result in (in any case to an extent which is material in the context of the 365 Media Group taken as a whole):

     i. any monies borrowed by, or other indebtedness actual or contingent of, any such member being or becoming repayable or being capable of being declared repayable immediately or prior to its or their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

     ii. the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;

     iii.any such arrangement, agreement, licence or instrument being terminated or adversely modified or any action being taken of an adverse nature or any obligation or liability arising thereunder;

     iv. any assets of any such member being disposed of or charged, or right arising under which any such asset could be required to be disposed of or charged, other than in the ordinary course of business;

     v. the interest or business of any such member of the wider 365 Media Group in or with any firm or body or person, or any agreements or arrangements relating to such interest or business, being terminated or adversely modified or affected;

     vi. any such member ceasing to be able to carry on business under any name under which it presently does so;

     vii.the creation of liabilities (actual or contingent) by any such member;
         or

     viii. the financial or trading position of any such member being prejudiced or adversely affected,

     and no event having occurred which, under any provision of any arrangement, agreement, licence or other instrument to which any member of the wider 365 Media Group is a party, or to which any such member or any of its assets may be bound, entitled or subject, could result in any case, to an extent which is material in the context of the wider 365 Media Group taken as a whole in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this condition (f) (in each case to an extent which is material in the context of the wider 365 Media Group taken as a whole);

g.   except as  publicly  announced  by 365 Media  prior to the date of this
     announcement   (by  the  delivery  of  an   announcement  to  a  Regulatory
     Information Service), no member of the wider 365 Media Group having, since 31 December 2005:

     i. issued, agreed to issue or proposed the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between 365 Media and wholly-owned subsidiaries of 365 Media and save for options granted, and for any 365 Media Shares allotted upon exercise of options granted under the 365 Media Share Option Schemes before the date hereof), or redeemed, purchased or reduced any part of its share capital;

     ii. sold or transferred or agreed to sell or transfer any Treasury Shares;

     iii.recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution other than to 365 Media or a wholly-owned subsidiary of 365 Media;

     iv. agreed, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets or shares (other than in the ordinary course of trading) or to any change in its share or loan capital which in any case would be material in the context of the wider 365 Media Group taken as a whole;

     v. issued, authorised or proposed the issue of any debentures or incurred any indebtedness or contingent liability which in each case is material in the context of the wider 365 Media Group taken as a whole;

     vi. acquired or disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset (other than in the ordinary course of trading) in a manner which is material in the context of the wider 365 Media Group taken as a whole;

     vii.entered into or varied or announced its intention to enter into or vary any contract, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term or unusual nature or involves or could involve an obligation of a nature or magnitude, and in either case which is material in the context of the 365 Media Group taken as a whole;

     viii. entered into or proposed or announced its intention other than in the ordinary course of business to enter into any reconstruction, amalgamation, transaction, arrangement or scheme which in any case is material in the context of the 365 Media Group taken as a whole;

     ix. taken any action nor having had any steps taken or legal proceedings started or threatened against it for its winding-up or dissolution or for it to enter into any arrangement or composition for the benefit of its creditors, or for the appointment of a receiver, administrator, trustee or similar officer if it or any of its assets (or any analogous proceedings or appointment in any overseas jurisdiction) which in any case is material in the context of the 365 Media Group taken as a whole;

     x. been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case which is material in the context of the wider 365 Media Group taken as a whole;

     xi. entered into or varied or made any offer to enter into or vary in any material respect the terms of any service agreement or arrangement with any of the directors of 365 Media;

     xii.waived, compromised or settled any claim which is material in the context of the wider 365 Media Group taken as a whole; or

     xiii. entered into or made an offer (which remains open for acceptance) to enter into any agreement, arrangement or commitment or passed any resolution with respect to any of the transactions or events referred to in this condition (g) in any case which is material in the context of the wider 365 Media Group taken as a whole;

h. since 31 December 2005, except as publicly announced by 365 Media (by the delivery of an announcement to a Regulatory Information Service) or fairly disclosed in writing to 365 Media by reference to this condition, in each case prior to the date of this announcement:

     i. there having been no adverse change in the business, assets, financial or trading position or profits or prospects of any member of the wider 365 Media Group which in any such case is material in the context of the 365 Media Group taken as a whole;

     ii. no litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider 365 Media Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the wider 365 Media Group having been threatened, announced or instituted or remaining outstanding which in any such case could have an affect on that member of the 365 Media Group which is material in the context of the 365 Media Group taken as a whole; and

     iii.no contingent or other liability having arisen or been incurred which might reasonably be expected to adversely affect any member of the 365 Media Group in a way which is material in the context of the 365 Media Group taken as a whole;

i. Sky Holdings not having discovered that, save as publicly announced by 365 Media (by the delivery of an announcement to a Regulatory Information Service) or fairly disclosed in writing to Sky by reference to this condition, in each case before the date of announcement of the Offer:

     i. the financial, business or other information concerning the wider 365 Media Group which has been disclosed at any time by or on behalf of any member of the wider 365 Media Group whether publicly (by the delivery of an announcement to a Regulatory Information Service) or to Sky Holdings or its professional advisers, either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading which is material in the context of the 365 Media Group taken as a whole; or

     ii. any member of the wider 365 Media Group is subject to any liability , contingent or otherwise, which is not disclosed in the annual report and accounts of 365 Media for the financial year ended 31 December 2005 which is or would be likely to be material in the context of the 365 Media Group taken as a whole.

Sky Holdings reserves the right at its absolute discretion to waive, in whole or in part, all or any of the above conditions, except condition (a).

The Offer will lapse (unless the Panel otherwise consents) if, before 3.00 p.m. (London time) on 5 January 2007 or the date when the Offer becomes or is declared unconditional as to acceptances (whichever is the later): (i) the Irish Competition Authority informs Sky Holdings and 365 Media that it intends to carry out an investigation under section 22 of the Irish Competition Act in relation to the Offer and/or its implementation; or (ii) the Offer, or any aspect of it, is referred to the Competition Commission.

If the Offer lapses, the Offer will cease to be capable of further acceptance and Sky Holdings and accepting 365 Media Shareholders shall then cease to be bound by Forms of Acceptance submitted at or before the time when the Offer lapses.

                                  Appendix II

                  Irrevocable undertakings to accept the Offer

365 Media Shareholder providing      Approximate number       Approximate percentage of
the irrevocable undertaking          of 365 Media Shares      365 Media Shares in issue

Peter Dubens                            11,084,571                        7.82
Eric Semel                              12,196,100                        8.60
David Annat                                 20,000                        0.01
Andrew Galvin                               20,000                        0.01
Christina Kennedy                           47,601                        0.03
Alex Berger                                194,065                        0.14
ENIC Gaming Limited                     12,000,000                        8.46
Centrecourt Ventures Inc                   990,777                        0.70
UBS Global Asset Management (UK) Ltd     4,502,184                        3.17
The Conversion Master Fund Limited       2,442,200                        1.72


                                  Appendix III

                            Definitions and Glossary

In this announcement, the following expressions have the following meanings unless the context otherwise requires:

"365 Media"           365 Media Group plc

"365 Media Directors" the directors of 365 Media

"365 Media Group"     365 Media and its subsidiary undertakings

"365 Media            the participants in the 365 Media Share Option Schemes
Optionholders"

"365 Media            the holders of 365 Media Shares
Shareholders"

"365 Media Shares"    the existing  unconditionally allotted or issued and fully paid ordinary shares of 1 pence each in the capital of 365
                      Media (but excluding any Treasury Shares held by  365
                      Media) and any further shares which are unconditionally
                      allotted or issued and fully paid,  and any Treasury
                      Shares unconditionally sold or transferred by 365 Media,
                      in each  case,  prior to the date on which the Offer
                      closes (or such earlier date as Sky Holdings may, with the
                      Panel's consent and subject to the Code, decide) including any such shares so unconditionally allotted or issued
                      pursuant to options granted under the 365 Media Share
                      Option Schemes

"365 Media Share      the ukbetting plc Employee Share Option Scheme 2001, the
Option Schemes"       ukbetting plc Inland Revenue Approved Share Option Plan
                      2004, the ukbetting plc Unapproved Share Option Plan 2004, the
                      Sportscard Group plc share option exchange agreements dated 4
                      March 2001, the option agreement with Alan Pereira dated 31
                      July 2001 and the option agreements with executives of Rivals
                      Digital Media Limited dated 24 December 2003

"AIM"                 the market of that name operated by the London Stock Exchange

"AIM Rules"           the rules of AIM as published by the London Stock Exchange from time to time governing admission to and the operation of
                      AIM

"Australia"           the Commonwealth of Australia, its states, territories and possessions

"Board" the board of directors of Sky or 365 Media (as the case may be)

"BSkyB Group"         Sky and its subsidiary undertakings

"business day"        any day, other than a Saturday, Sunday or public or bank
                      holiday, on which banks are generally open for business in the City of London other than solely for trading and
                      settlement of Euro

"Canada" Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof

"Closing Price"       the closing middle market price of a 365 Media Share on a
                      particular business day as derived from the Daily Official
                      List

"Code"                the City Code on Takeovers and Mergers

"Companies Act"       the Companies Act 1985 (as amended)

"Daily Official List" the daily official list of the London Stock Exchange

"DTH"                 direct to home satellite television

"First Payment Date"  31 December 2007

"Form of Acceptance"  the form of acceptance and authority relating to the Offer which accompanies the Offer Document

"Ireland"             the Republic of Ireland

"Irish Competition    the Irish Competition Act, 2002
Act"

"Japan"               Japan, its cities, prefectures, territories and possessions

"Lazard"              Lazard & Co., Limited

"LIBOR" London Inter-Bank Offered Rate for twelve month sterling deposits

"Loan Note            the loan note alternative whereby eligible 365 Media
Alternative"          Shareholders who validly accept the Offer may elect to
                      receive Loan Notes in lieu of all or part of the cash
                      consideration to which they would otherwise have been
                      entitled under the Offer

"Loan Notes"          the unsecured guaranteed loan notes of GBP1 each of Sky
                      Holdings to be issued pursuant to the Loan Note Alternative

"London Stock         London Stock Exchange plc
Exchange"

"Merrill Lynch"       Merrill Lynch International

"Offer"               the recommended cash offer made by Sky Holdings to acquire the issued and to be issued share capital of 365 Media on the terms and subject to the conditions set out in the Offer
                      Document and the Form of Acceptance including, where the
                      context so permits, the Loan Note Alternative and any
                      subsequent revision, extension, variation or renewal of such offer

"Offer Document"      the document sent to 365 Media Shareholders (and, for
                      information only, to 365 Media Optionholders) which contains the terms and conditions of the Offer and the Loan Note
                      Alternative

"offer period"        the period commencing on (and including) 5 October 2006 until whichever of the following times and dates shall be the
                      latest:

                      (i)     3.00 p.m. on 5 January 2007; and

                      (ii)    the earlier of:

                             (a)     the time and date at which the Offer lapses;
                                     and

                             (b) the time and date at which the Offer becomes unconditional as to acceptances

"Panel"               the Panel on Takeovers and Mergers

"Restricted Overseas  a person (including an individual, partnership,
Persons"              unincorporated syndicate, limited liability company,
                      unincorporated organisation, trust, trustee, executor,
                      administrator or other legal representative) in, or resident in, or any person whom Sky Holdings believes to be in, or
                      resident in, or with a registered address in the United
                      States, Australia, Canada or Japan and any custodian, nominee or trustee holding 365 Media Shares for persons in such
                      jurisdictions and persons in any other jurisdiction (other than persons in the UK) whom Sky Holdings is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Sky Holdings regards as
                      unduly onerous

"Sky"                 British Sky Broadcasting Group plc

"Sky Holdings"        Sky Holdings Limited, a wholly-owned subsidiary of Sky

"Treasury Shares"     shares held as treasury shares as defined in section 162A(3)
                      of the Companies Act

"UBS" or "UBS         UBS Limited
Investment Bank"

"United Kingdom" or " the United Kingdom of Great Britain and Northern Ireland
UK"

"United States" or    the United States of America, its territories and
"US"                  possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction

US Securities Act     the United States Securities Act of 1933 (as amended).


In this announcement, the singular includes the plural and vice versa, unless the context otherwise requires.


For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).







                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 15 December, 2006                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary